EXHIBIT 99.7

Press Release

India: Total Signs 5-year LNG Supply Agreement
with ArcelorMittal Nippon Steel

Paris, May 20, 2021 – Total and ArcelorMittal Nippon Steel1 (AMNS) have signed an agreement for the supply of up to 500,000 tons of liquefied natural gas (LNG) per year until 2026.

The LNG will be sourced from Total’s global portfolio and offloaded either in Dahej or Hazira LNG Terminal, on the West Coast of India. AMNS will use the LNG to run its steel and power plants located in Hazira, Gujarat state.

“We are pleased to partner with AMNS and to supply the growing industrial LNG demand in India, a country that aims to more than double the share of natural gas in its energy mix by 2030 compared to today,” said Thomas Maurisse, Senior Vice President LNG at Total. “The supply of LNG will contribute to the reduction of AMNS’s carbon emissions, in line with Total’s ambition to offer its customers energy products that emit less CO2 and to support them in their own low-carbon strategies.”

This agreement strengthens Total’s relationship with AMNS and contributes to the decarbonization of India’s steel industry, which still rely heavily on coal.

Total, Second Largest Private Global LNG Player

Total is the world's second largest privately owned LNG player, with a global portfolio of nearly 50 Mt/y by 2025 and a global market share of around 10%. Thanks to its interests in liquefaction plants in Angola, Australia, Egypt, the United Arab Emirates, the United States, Nigeria, Norway, Oman, Russia and Qatar, the company markets LNG on all world markets. Total also benefits from strong and diversified positions throughout the LNG value chain, including gas production, LNG transportation, LNG trading, and some recent development in the LNG industry for maritime transport.

1 AMNS India is a joint venture between ArcelorMittal (60%) and Nippon Steel (40%).

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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